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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

TERRA INDUSTRIES INC.
(Name of Registrant as Specified in its Charter)
CF INDUSTRIES HOLDINGS, INC. CF COMPOSITE, INC.
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
	(1)	Title of each class of securities to which transaction applies:
	(2)	Aggregate number of securities to which transaction applies:
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
	(4)	Proposed maximum aggregate value of transaction:
	(5)	Total fee paid:
☐	Fee paid previously with preliminary materials.
☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	(1)	Amount Previously Paid:
	(2)	Form, Schedule or Registration Statement No.:
	(3)	Filing Party:
	(4)	Date Filed:

PRELIMINARY PROXY—SUBJECT TO COMPLETION

2009 ANNUAL MEETING OF STOCKHOLDERS
OF
TERRA INDUSTRIES INC.

PROXY STATEMENT
OF
CF INDUSTRIES HOLDINGS, INC.
AND CF COMPOSITE, INC.

        This proxy statement and the accompanying BLUE proxy card are being furnished to you by (i) CF Industries Holdings, Inc., a Delaware corporation ("CF Holdings"), and (ii) CF Composite, Inc., a New York corporation ("CF Composite") and an indirect, wholly-owned subsidiary of CF Holdings (for convenience, throughout this proxy statement, we sometimes refer to CF Composite and CF Holdings, collectively, as "CF" or "we"), in connection with the solicitation of proxies from you, holders of common stock, without par value, or common shares, of Terra Industries Inc., a Maryland corporation (the "Company"). We intend to vote such proxies at the annual meeting of the Company's stockholders scheduled to be held on                , 2009 at                , including any adjournments or postponements thereof and any special meeting that may be called in lieu thereof (the "Annual Meeting"), in order to take the following actions:

  (a)
  vote FOR the election of John N. Lilly, David A. Wilson and Irving B. Yoskowitz (each, a "Nominee" and, collectively, the "Nominees") to serve as Class II directors on the board of directors of the Company (the "Board") until the 2012 annual meeting of stockholders of the Company and until their successors are duly elected and qualify;

  (b)
  vote FOR the Company's proposal to ratify the selection by the Audit Committee of the Company (the "Audit Committee") of the firm of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2009; and

  (c)
  transact such other business as may properly come before the Annual Meeting.

        The Company has set the close of business on                , 2009 as the record date for determining stockholders entitled to vote at the Annual Meeting. The principal executive offices of the Company are located at Terra Centre, 600 Fourth Street, P.O. Box 6000, Sioux City, Iowa 51102-6000.

        This proxy statement and the accompanying BLUE proxy card are first being sent or given on or about                , 2009 to all holders of common shares of the Company as of the record date.

        On January 15, 2009, we announced that we had made a proposal to the Company to acquire all of the outstanding common shares of the Company at a fixed exchange ratio of 0.4235 shares of CF Holdings common stock, par value $0.01 per share, for each common share of the Company. On February 23, 2009, we commenced an exchange offer for all of the outstanding common shares of the Company at the exchange ratio set forth in our proposal. On March 9, 2009, we announced that we would be prepared to enter into a negotiated merger agreement with the Company that provides for an exchange ratio based on $27.50 for each common share of the Company, with an exchange ratio of not less than 0.4129 of a CF Holdings share and not more than 0.4539 of a CF Holdings share for each common share of the Company.

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        We are soliciting your vote because we believe that the current directors of the Company are not acting, and will not act, in what we believe to be your best interests with respect to our proposal for a business combination with the Company. Under Maryland law, we are unable to complete the proposed business combination unless the transaction is approved by the Board, and we have repeatedly expressed a desire to enter into negotiations with the Company regarding a business combination. The Board, however, has rejected the proposed transaction and has been unwilling to negotiate with us.

        We nominated the Nominees and are sending you this proxy statement and accompanying BLUE proxy card to give you a direct voice with respect to our proposal for a business combination with the Company. We believe that the election of the Nominees will demonstrate that the Company's stockholders support a combination with us and want the Company to enter into negotiations with us.

        The election of our Nominees is also an important step toward a possible transaction because we anticipate that if the Nominees are elected, they would seek to maximize stockholder value and, in reviewing the proposed business combination transaction, would act in the best interests of the Company in accordance with their duties as directors. If elected, the Nominees could also take steps to try to persuade the other Board members to support and facilitate our proposal should the Nominees, as new directors, deem it appropriate in the exercise of their duties to the Company. In short, we believe the Nominees will do a better job of ensuring that your best interests are being served.

        WE ARE NOT ASKING YOU TO VOTE ON OR TO APPROVE OUR PROPOSAL FOR A BUSINESS COMBINATION WITH THE COMPANY AT THIS TIME. HOWEVER, A VOTE "FOR" EACH OF THE NOMINEES WILL SEND A CLEAR MESSAGE TO THE BOARD THAT IT SHOULD GIVE PROPER CONSIDERATION TO OUR PROPOSAL.

        This proxy statement does not constitute an offer to exchange, or a solicitation of an offer to exchange, common shares of the Company, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the "Exchange Offer Documents") filed by us with the U.S. Securities and Exchange Commission (the "SEC") on February 23, 2009. The Registration Statement on Form S-4 has not yet become effective. The exchange offer is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

        This solicitation is being made by CF and not on behalf of the Board or the Company's management.

        WHETHER OR NOT YOU INTEND TO ATTEND THE ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE BOARD BY AUTHORIZING A PROXY TO VOTE FOR EACH PROPOSAL BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED BLUE PROXY CARD TODAY.

        YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

 IMPORTANT VOTING INFORMATION

        If your common shares of the Company are held in your own name, please authorize a proxy to vote by signing and returning the enclosed BLUE proxy card in the postage-paid envelope provided.

        If you hold your common shares of the Company in "street name" with a bank, brokerage firm, dealer, trust company or other nominee, only they can exercise your right to vote with respect to your shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a

ii

BLUE proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed BLUE proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed BLUE proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to us, care of Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, New York 10022, so that we may be aware of all instructions given and can attempt to ensure that such instructions are followed.

        Do not return any WHITE proxy card you may receive from the Company or otherwise authorize a proxy to vote your shares for the Company's nominees. If you have already submitted a WHITE proxy card that may have been sent to you by the Company or otherwise authorized a proxy to vote your shares for the Company's nominees, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign and return the enclosed BLUE proxy card in the postage-paid envelope provided. Only your latest dated proxy will be counted.

        Only the Company's stockholders of record on the close of business on                , 2009 are entitled to vote at the Annual Meeting. If you are a stockholder of record as of the record date, you will retain your right to vote, even if you sell your shares after the record date.

        If you have any questions or require any assistance in authorizing a proxy or voting your shares, please contact:

INNISFREE M&A INCORPORATED
501 Madison Avenue, 20th Floor
New York, NY 10022

Stockholders May Call Toll Free: 877-456-3507
Banks and Brokers May Call Collect: 212-750-5833

Important Notice Regarding the Availability of CF Holdings' Proxy Materials for the
2009 Annual Meeting of Stockholders of Terra Industries Inc. to Be Held on                        , 2009.

The CF Holdings proxy statement is available at http://                        .

        Among other things, the CF Holdings proxy statement contains or will contain information regarding:

  •
  the date, time, and location of the Annual Meeting;

  •
  a list of the matters being submitted to the Company stockholders; and

  •
  information concerning voting in person.

iii

QUESTIONS AND ANSWERS RELATING TO
THIS PROXY SOLICITATION

        The following are some of the questions you may have as a stockholder of the Company, as well as the answers to those questions. The following is not a substitute for the information contained in this proxy statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement. We urge you to read this proxy statement carefully and in its entirety.

Who is making this solicitation?

        CF Holdings is the holding company for the operations of CF Industries, Inc., a Delaware corporation ("CF Industries"). CF Industries is a major producer and distributor of nitrogen and phosphate fertilizer products. CF Industries operates world-scale nitrogen fertilizer plants in Donaldsonville, Louisiana and Medicine Hat, Alberta, Canada; conducts phosphate mining and manufacturing operations in Central Florida; and distributes fertilizer products through a system of terminals, warehouses and associated transportation equipment located primarily in the midwestern United States. CF Holdings also owns a 50% interest in KEYTRADE AG, a global fertilizer trading organization headquartered near Zurich, Switzerland.

        CF Composite is a wholly-owned subsidiary of CF Industries.

        The solicitation for election of the Nominees and the ratification of the Audit Committee's selection of the Company's independent registered public accounting firm for 2009 at the Annual Meeting is being made by CF and certain other participants. For information regarding CF, please see the section entitled "Certain Information Regarding CF Holdings and CF Composite." For information regarding directors, executive officers and certain employees of CF who may assist in the solicitation of proxies, please see Annex A to this proxy statement.

What are we asking you to vote for?

        We are asking you to vote FOR the following actions on the BLUE proxy card at the Annual Meeting:

  1.
  the election of John N. Lilly, David A. Wilson and Irving B. Yoskowitz to serve as Class II directors on the Board until the 2012 annual meeting of stockholders of the Company and until their successors are duly elected and qualify; and

  2.
  the Company's proposal to ratify the selection by the Audit Committee of the firm of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2009.

        Please see the sections entitled "Proposal 1: Election of the Nominees" and "Proposal 2: Ratification of Selection of Independent Accountants" for a more complete description of these proposals.

Who are the Nominees?

        We are proposing that John N. Lilly, David A. Wilson and Irving B. Yoskowitz be elected as Class II directors of the Company to serve on the Board until the 2012 annual meeting of stockholders and until their successors are duly elected and qualify. The Board currently consists of eight directors who are divided into three classes, with the three members of Class II to be elected at the Annual Meeting.

        We believe the Nominees are highly qualified to serve as directors on the Board and are independent within the meaning of the listing standards of the New York Stock Exchange (the "NYSE") and the Corporate Governance Guidelines of the Company. None of the Nominees is affiliated with CF or any subsidiary of CF or has any relationship with CF (except for his agreement to serve as a Nominee, as described in this proxy statement under "Arrangements between CF Holdings and the Nominees" below).

        The principal occupation, business experience and certain other information with respect to each Nominee are set forth in this proxy statement under the section entitled "Proposal 1: Election of the Nominees," which we urge you to read.

Why are we soliciting your vote?

        On January 15, 2009, we announced that we had made a proposal to the Company to acquire all of the outstanding common shares of the Company at a fixed exchange ratio of 0.4235 shares of CF Holdings common stock, par value $0.01 per share, for each common share of the Company. On February 23, 2009, we commenced an exchange offer for all of the outstanding common shares of the Company at the exchange ratio set forth in our proposal. On March 9, 2009, we announced that we would be prepared to enter into a negotiated merger agreement with the Company that provides for an exchange ratio based on $27.50 for each common share of the Company, with an exchange ratio of not less than 0.4129 of a CF Holdings share and not more than 0.4539 of a CF Holdings share for each common share of the Company.

        We are soliciting your vote because we believe that the current directors of the Company are not acting, and will not act, in what we believe to be your best interests with respect to our proposal for a business combination with the Company. Under Maryland law, we are unable to complete the proposed business combination unless the transaction is approved by the Board, and we have repeatedly expressed a desire to enter into negotiations with the Company regarding a business combination. The Board, however, has rejected the proposed transaction and has been unwilling to negotiate with us.

        We nominated the Nominees and are sending you this proxy statement and accompanying BLUE proxy card to give you a direct voice with respect to our proposal for a business combination with the Company. We believe that the election of the Nominees will demonstrate that the Company's stockholders support a combination with us and want the Company to enter into negotiations with us.

        The election of our Nominees is also an important step toward a possible transaction because we anticipate that if the Nominees are elected, they would seek to maximize stockholder value and, in reviewing the proposed business combination transaction, would act in the best interests of the Company in accordance with their duties as directors. If elected, the Nominees could also take steps to try to persuade the other Board members to support and facilitate our proposal should the Nominees, as new directors, deem it appropriate in the exercise of their duties to the Company. In short, we believe the Nominees will do a better job of ensuring that your best interests are being served.

If I vote for the Nominees, am I agreeing to a business combination between the Company and CF Holdings or agreeing to tender my shares to CF Holdings?

        No. Although the election of our Nominees to the Board is an important step toward a potential business combination with CF Holdings, we are not asking the Company's stockholders to tender their shares by means of this proxy solicitation or to consent to or vote on a merger with CF Holdings at this time. Even if all three of our Nominees are elected at the Annual Meeting, they will still only constitute a minority of the Board (i.e., three out of eight directors). If necessary, we presently intend to nominate additional persons to be considered for election to the Board at the Company's 2010 annual meeting of stockholders and, if the Nominees are elected, to ultimately replace a majority of the Company's directors with our own nominees.

Who can vote at the Annual Meeting?

        According to publicly available information, the only securities eligible to be voted at the Annual Meeting are common shares of the Company. Only stockholders of record at the close of business on

the record date,                , 2009, are entitled to vote at the Annual Meeting. Each common share represents one vote, and all shares vote together as a single class. If you are a stockholder of record as of the record date, you will retain your right to vote at the Annual Meeting, even if you sell your shares after the record date.

How many common shares of the Company must be voted in favor of the Nominees to elect them?

        Directors of the Company are elected by a plurality of all the votes cast at the Annual Meeting on the matter at which a quorum is present. For this purpose, "plurality" means that the individuals receiving the largest number of votes are elected as directors, up to the maximum number of directors to be elected. Accordingly, at the Annual Meeting, the three nominees who receive the greatest number of votes cast by the Company's stockholders represented in person or by proxy will be elected as directors.

How many common shares of the Company must be voted in favor of the other proposal described in this proxy statement?

        Proposal 2, to ratify the selection by the Audit Committee of the Company's independent registered public accounting firm for 2009, and any other matter that comes before the Annual Meeting, require the approval of a majority of the votes cast at the Annual Meeting on the matter.

What should I do in order to vote for the Nominees and the other proposal?

        If your common shares of the Company are held of record in your own name, please authorize a proxy to vote by signing and returning the enclosed BLUE proxy card in the postage-paid envelope provided.

        If you hold your common shares of the Company in "street name" with a bank, brokerage firm, dealer, trust company or other nominee, only they can exercise your right to vote with respect to your shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a BLUE proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed BLUE proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed BLUE proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to us, care of Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, New York 10022, so that we may be aware of all instructions given and can attempt to ensure that such instructions are followed.

What is the deadline for submitting proxies?

        Proxies can be submitted until the polls are closed at the Annual Meeting. However, to be sure that we receive your proxy in time to utilize it, we request that you provide your proxy to us as early as possible.

Who is paying for the solicitation on behalf of CF?

        We will pay all costs of the solicitation of proxies on behalf of CF for the Annual Meeting, and we will not seek reimbursement of those costs from the Company.

Whom should I call if I have any questions about the solicitation?

        If you have any questions, or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll free at 877-456-3507. Banks and brokers and callers from other countries may call collect at 212-750-5833.

BACKGROUND OF THE SOLICITATION

        Since the late 1990's, management and representatives of CF Holdings (and its predecessor, CF Industries, Inc.) and the Company have engaged in several series of discussions and meetings concerning a potential business combination between the two companies. None of these discussions led to entry into any definitive agreement for a business combination transaction.

        In late 2003, Mr. Michael L. Bennett, President and Chief Executive Officer of the Company, contacted Mr. Stephen R. Wilson, then President and Chief Executive Officer of CF Industries, Inc., to discuss a potential business combination between the Company and CF Industries, Inc. The parties then had multiple discussions regarding a possible transaction. On August 9, 2004, the Company announced it had reached a definitive agreement to acquire Mississippi Chemical Corporation for approximately $268 million. On that same day, Mr. Bennett also informed Mr. Wilson that the Company was postponing further discussions to focus its efforts on acquiring and integrating Mississippi Chemical Corporation.

        In August 2005, CF Holdings completed its initial public offering.

        In May 2007, Mr. Wilson, the Chairman, President and Chief Executive Officer of CF Holdings, contacted Mr. Bennett to discuss a potential business combination between CF Holdings and the Company. Over the course of the summer of 2007 and early fall 2007, Mr. Wilson and Mr. Bennett engaged in a number of discussions regarding a potential transaction. In September 2007, Mr. Bennett informed Mr. Wilson that the Company was not interested in pursuing further discussions. In November 2007, Mr. Wilson and David R. Harvey, CF Holdings' lead independent director, met with Mr. Bennett and Henry R. Slack, the Chairman of the Board. During this meeting, Mr. Bennett reiterated that the Company was not interested in pursuing further discussions regarding a possible business combination transaction.

        On the evening of January 15, 2009, Mr. Wilson met with Mr. Bennett and informed him that the CF Holdings board of directors had authorized him to make an offer for the Company of 0.4235 shares of CF Holdings common stock for each common share of the Company, subject to the negotiation of a definitive merger agreement, receipt of necessary approvals and limited confirmatory due diligence. At this meeting, Mr. Wilson delivered a letter containing CF Holdings' proposal to Mr. Bennett. The letter read as follows:

  January 15, 2009

  Board of Directors
  Terra Industries Inc.
  Terra Centre
  600 Fourth Street
  P.O. Box 6000
  Sioux City, Iowa 51102-6000

  Attention:    Henry R. Slack, Chairman of the Board
                        Michael L. Bennett, President and Chief Executive Officer

  Dear Members of the Board:

  I am writing on behalf of the Board of Directors of CF Industries Holdings, Inc. to make a proposal for a business combination between CF and Terra Industries Inc. Under our proposal, CF would acquire all of the outstanding shares of Terra common stock at a fixed exchange ratio of 0.4235 CF shares for each Terra common share. Our proposal represents a premium of 34% based on the 30-day volume weighted average prices for the shares of our two companies, and a 29% premium based on the 10-day volume weighted average. Our proposal also represents a 23% premium over the closing price of your shares today.

  Since you first approached us several years ago regarding a combination of our companies, we believe that we have developed mutual respect for the two organizations and have both recognized that a combination makes strategic sense. Combining the talents and creative energy of our respective workforces will substantially enhance our ability to maximize value for shareholders going forward. CF respects the strong culture of Terra, an attribute we believe is highly complementary to our business, and we believe there are attractive opportunities at the combined company for Terra's employees.

  We anticipate annual run-rate operating synergies from the combination will be in excess of $100 million and your shareholders will share in the value of those synergies through their continued ownership of the combined company. In addition, the resulting company would emerge a global leader in nitrogen fertilizer production. Together we would create a company with greater scale and an improved strategic platform better able to compete in a global commodity industry. The combination creates a larger and better capitalized company than either company currently. A combination would provide shareholders greater market liquidity, a stronger and more flexible balance sheet and improved access to capital. An enhanced financial profile could support additional opportunities to pursue value-creating projects and attractive new investment opportunities. Furthermore, the combination provides Terra shareholders with important diversification from a single crop nutrient, nitrogen, into a strong new position in phosphate and participation in and global market insights through our 50% interest in KEYTRADE AG.

  We have dedicated considerable time and resources to an analysis of a potential transaction and are confident that the combination will receive all necessary regulatory approvals. We are confident that you agree with this assessment given that you initially approached us regarding a combination.

  Our proposal is subject to the negotiation of a definitive merger agreement and receipt of the necessary board and shareholder approvals. Because our proposal is based solely on publicly available information, it is subject to our having the opportunity to conduct limited confirmatory due diligence. In addition, because the merger consideration is payable in CF stock, we would provide you with an opportunity to conduct appropriate due diligence with respect to CF. We are prepared to send you a draft merger agreement and to begin discussions and due diligence immediately.

  We understand that Terra's debt may need to be refinanced as a result of the combination. Our proposal is not subject to any financing contingency.

  In light of the significance of this proposal to your shareholders and ours, as well as the potential for selective disclosures, our intention is to release the text of this letter to the public.

  My leadership team and I would be happy to make ourselves available to meet with your management team and Board at your earliest convenience.

  We believe this proposal represents a unique opportunity to create significant value for Terra's shareholders and employees, and that the combined company will be better positioned to provide an enhanced value proposition to customers. We hope that you share our enthusiasm, and we look forward to a favorable reply. We respectfully request that you respond no later than January 30, 2009.

  Sincerely yours,

  Stephen R. Wilson
  Chairman, President and Chief Executive Officer
  CF Industries Holdings, Inc.

        In considering whether to make an offer to acquire the Company, the CF Holdings board of directors believed, based on the prior discussions between the parties, that further private negotiations would not likely lead to a definitive agreement within a reasonable period of time. For this reason, as well as our belief in the significance of the proposal to the Company's and CF Holdings' stockholders, we publicly released the terms of the proposal and the text of the above letter later in the evening of January 15, 2009.

        On January 16, 2009, the Company issued a press release confirming receipt of our proposal to acquire all of the outstanding common shares of the Company, indicating that the Board was considering and evaluating our proposal with its advisors and advised the Company's stockholders to take no action at that time pending the review by the Board.

        On the morning of January 28, 2009, Mr. Wilson received a telephone message from Mr. Bennett informing him that shortly he would be receiving a written response to our proposal and that the response would be released to the public. Mr. Bennett subsequently delivered a letter to Mr. Wilson explaining that the Board had declined to accept our proposal. The letter read as follows:

  January 28, 2009

  Mr. Stephen R. Wilson
  Chairman, President and Chief Executive Officer
  CF Industries Holdings, Inc.
  4 Parkway North, Suite 400
  Deerfield, IL 60015

  Dear Mr. Wilson:

  The Board of Directors of Terra Industries Inc., with the assistance of its financial and legal advisors, has carefully considered your unsolicited proposal to combine our companies. Although we are perplexed by your decision to make a public approach that is conditioned on and subject to due diligence, we have nonetheless examined thoroughly the full range of strategic, industrial, financial and legal aspects of the combination you propose.

  We concluded that your proposal does not present a compelling case to create additional value for the shareholders of either company, and that it substantially undervalues Terra on an absolute basis and relative to your company. Accordingly, our Board has unanimously concluded that your proposal is not in the best interests of Terra and our shareholders and we decline to accept it.

Sincerely,
Michael L. Bennett	Henry R. Slack
President and Chief Executive Officer	Chairman of the Board

        On the evening of January 28, 2009, we issued a press release reiterating our commitment to our proposal to acquire all of the outstanding common shares of the Company.

        On the evening of February 3, 2009, we delivered a notice to the Company, in accordance with the Amended and Restated Bylaws of the Company (the "Bylaws"), nominating the Nominees for election as directors of the Company at the Annual Meeting. Also on February 3, 2009, we issued a press release in connection with this notice and announced our intention to commence an exchange offer for common shares of the Company.

        On February 9, 2009, Mr. Wilson and a representative of Morgan Stanley & Co. Incorporated ("Morgan Stanley") met with Mr. Bennett and an advisor to the Company to review the terms of our proposal to acquire the Company. During the meeting, Mr. Wilson also communicated to Mr. Bennett the information set forth below in the February 23, 2009 letter from Mr. Wilson to the Board, including our willingness to review any information that the Company believed justified a change in the terms of our proposal. The advisor to the Company informed Mr. Wilson that the Company had scheduled a meeting of the Board to be held during the week of February 16, 2009 and that we could expect to hear from the Company during that week.

        On February 18, 2009, an advisor to the Company contacted a representative of Morgan Stanley and informed him that the Company had a different view as to the Company's strategy. The advisor also did not communicate any willingness on the part of the Company to provide us with information.

        On February 18, 2009, we filed the notification and report form required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to our offer with the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission.

        On February 23, 2009, Mr. Wilson sent a letter to the Board, which read as follows:

  February 23, 2009

  Board of Directors
  Terra Industries Inc.
  Terra Centre
  600 Fourth Street
  P.O. Box 6000
  Sioux City, Iowa 51102-6000

  Attention:    Henry R. Slack, Chairman of the Board
                        Michael L. Bennett, President and Chief Executive Officer

  Dear Members of the Board:

  As you are aware, it has been over one month since we made our offer for a business combination with Terra Industries. Our offer has been very well received in the market. Terra's shares are up over 50% since the offer, which is over three times the percentage increase of the peer group. The market clearly has recognized that the combination is compelling.

  As we have communicated to you and your advisors since we made our offer, we view the transaction as a merger in which your stockholders are receiving stock and sharing in the future upside of the combined company, including over $100 million of annual operating synergies. We believe that the elements of your strategy of which we are aware, including expansion of industrial nitrogen applications, would only be enhanced through a combination. As we also have communicated, we would welcome having a number of your board members join the board of the combined company. It is important to us that Mike Bennett be one of those board members and that he continue to serve in a senior executive capacity. Also, we would consider locating some functions of the combined company in the Sioux City area, while preserving the synergies in the transaction.

  Given the significant premium we have offered, and the very positive market reaction, we have not seen any reason to consider changing the terms of our proposal. Our conversations with our stockholders (who significantly overlap with your stockholders) also lead us to believe that we have no reason to consider changing the terms. However, we have communicated to you that we are prepared to review any information you can provide us that you believe justifies a change in terms, and we are prepared to keep an open mind in that regard.

  We are going forward with our proxy contest to replace three of your directors at the upcoming Annual Meeting. We are confident that your stockholders will show their support for a combination by voting for our slate. We also are commencing an exchange offer under which each share of Terra common stock would be exchanged for .4235 shares of CF Industries common stock. The exchange offer is subject to entering into a negotiated merger agreement since, as you are aware, under Maryland law we cannot close a transaction without the approval of your board. The exchange offer is scheduled to expire on May 15, 2009, which is the last date that your bylaws permit you to hold your Annual Meeting. By that time we believe your stockholders will have shown their support of a combination by voting for our slate.

  We remain interested in entering into meaningful discussions for a negotiated transaction, and we are open to reviewing any information you believe we should consider.

  Sincerely yours,

  Stephen R. Wilson
  Chairman, President and Chief Executive Officer
  CF Industries Holdings, Inc.

        On February 23, 2009, we commenced the exchange offer by filing the Exchange Offer Documents with the SEC, delivering a request to the Company pursuant to Rule 14d-5 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and issuing a press release regarding the commencement of the exchange offer.

        On the morning of February 25, 2009, the CF Holdings board of directors received a letter from Mr. Michael M. Wilson, President and Chief Executive Officer of Agrium Inc. ("Agrium"), containing a non-binding unsolicited proposal by Agrium to acquire each share of outstanding capital stock of CF Holdings for one share of Agrium common stock and $31.70 in cash. Agrium stated that its proposal was conditioned on (i) CF Holdings terminating its bid for the Company, (ii) negotiation of a definitive merger agreement between Agrium and CF Holdings, (iii) receipt of the necessary CF Holdings board and stockholder approvals, (iv) receipt of necessary regulatory approvals, (v) the absence of any material adverse changes to CF Holdings or its business and the continued operation of CF Holdings in the ordinary course of business and (vi) the opportunity for Agrium to conduct limited confirmatory due diligence on CF Holdings. On that same morning, Agrium issued a press release containing its proposal to acquire CF Holdings and a copy of the text of the letter sent to CF Holdings.

        Later in the morning of February 25, 2009, CF Holdings announced that its board of directors would evaluate Agrium's proposal carefully in the context of its strategic plans to create shareholder value, including CF Holdings offer to acquire the Company, and to make its determination regarding Agrium's proposal in due course.

        On March 5, 2009, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with the SEC, reporting that the Board had unanimously determined to recommend that the Company's stockholders reject our exchange offer and not tender their Company common shares to us.

        On March 6, 2009, the CF Holdings board of directors held a meeting, together with management and representatives of its legal advisor, Skadden, Arps, Slate, Meagher & Flom LLP, and its financial advisors, Morgan Stanley and Rothschild Inc. ("Rothschild"), to review and analyze the Agrium proposal and related strategic and financial considerations, including the impact of the proposal on CF Holdings' ongoing strategic initiative to acquire the Company. Following lengthy deliberations and a careful review of all aspects of the Agrium proposal with management and its legal and financial advisors, the CF Holdings board of directors concluded that the Agrium proposal was inadequate and not in the best interests of CF Holdings and its stockholders. In addition, the CF Holdings board of directors reaffirmed its intent to continue to pursue a business combination with the Company.

        On the morning of March 9, 2009, Mr. Wilson sent a letter to the board of directors of Agrium rejecting the Agrium proposal.

        Also on the morning of March 9, 2009, Mr. Wilson sent a letter to the Board reaffirming CF Holdings' commitment to a business combination with the Company and addressing certain issues raised by the Company in its Schedule 14D-9. The letter read as follows:

  March 9, 2009

  Board of Directors
  Terra Industries Inc.
  Terra Centre
  600 Fourth Street
  P.O. Box 6000
  Sioux City, Iowa 51102-6000

  Attention:    Henry R. Slack, Chairman of the Board
                        Michael L. Bennett, President and Chief Executive Officer

  Dear Members of the Board:

  The Board of Directors of CF Industries Holdings, Inc. has rejected the acquisition proposal from Agrium and reaffirmed its intent to continue to pursue a business combination with Terra Industries. Our Board also has determined that CF Industries would be prepared to enter into a negotiated merger agreement with Terra on terms that provide certain value assurances to Terra's stockholders. Specifically, CF Industries would agree to an exchange ratio based on $27.50 for each Terra share, with an exchange ratio of not less than 0.4129 of a CF Industries share and not more than 0.4539 of a CF Industries share. The $27.50 per share represents an almost 70% premium to Terra's stock price before we made our offer, while peer group stock performance has been essentially flat since that time. While for Terra's stockholders these terms provide value assurance and the possibility of a higher exchange ratio than our current offer, they also provide CF Industries' stockholders with the possibility of a lower exchange ratio if CF Industries' stock performs as we expect it will. Agrium's proposal only validates the value and upside potential in the CF Industries stock (and that proposal is itself grossly inadequate).

  In Terra's Schedule 14D-9, you raised the issue of whether, given Agrium's proposal, CF Industries will be able to obtain the stockholder approval required under NYSE rules to issue CF Industries common stock. While we are confident that the CF Industries stockholders will support a business combination with Terra, we are prepared to address the issue you raised by structuring the transaction so that a vote by the CF Industries stockholders will not be required. We are prepared to enter into a negotiated merger agreement under which we would issue a participating preferred stock that would trade at parity with CF Industries common stock. The terms of the participating preferred stock are set forth on the enclosed Term Sheet. Issuance of the participating preferred stock would not require a vote of the CF Industries stockholders under the NYSE rules.

  Terra's 2009 Annual Meeting is required under its by-laws to be held not later than May 15. We are confident that Terra's stockholders support a business combination with CF Industries, and will show that support by voting for our slate of directors at the Annual Meeting. Our confidence in the support of Terra's stockholders is based on our belief that Terra's stock would be trading very significantly below its current level absent our offer and the expectation of a business combination with CF Industries.

  We have been willing to engage in meaningful discussions since we made our offer almost two months ago, and we continue to be willing to engage.

  Very truly yours,

  Stephen R. Wilson
  Chairman, President and Chief Executive Officer
  CF Industries Holdings, Inc.

        In addition, on the morning of March 9, 2009, CF Holdings issued a press release regarding its decision to reject the Agrium proposal and reiterating CF Holdings commitment to the offer to acquire the Company.

        On March 11, 2009, Mr. Wilson received a letter from Messrs. Bennett and Slack indicating that the Board had rejected our revised proposal as set forth in Mr. Wilson's letter to the Board dated March 9, 2009. The letter read as follows:

  March 11, 2009

  Mr. Stephen R. Wilson
  Chairman, President and Chief Executive Officer
  CF Industries Holdings, Inc.
  4 Parkway North, Suite 400
  Deerfield, IL 60015

  Dear Mr. Wilson:

  The Board of Directors of Terra Industries Inc., with the assistance of its financial and legal advisors, has carefully considered your latest proposal to combine our companies. Our Board has unanimously concluded that this most recent version of your proposal continues to run counter to Terra's strategic objectives, substantially undervalues Terra both absolutely and relative to CF, and would deliver less value to our shareholders than would owning Terra on a stand-alone basis.

Accordingly, we reject your proposal.
Michael L. Bennett	Henry R. Slack
President and Chief Executive Officer	Chairman of the Board

 PROPOSAL 1: ELECTION OF THE NOMINEES

        We propose that the Company's stockholders elect John N. Lilly, David A. Wilson and Irving B. Yoskowitz as Class II directors of the Company at the Annual Meeting. According to publicly available information, the Board currently consists of eight directors who are divided into three classes, with each class to be elected for a three-year term on a staggered basis. The three members of Class II are up for election at the Annual Meeting. If the three Nominees are elected to the Board, they will replace the incumbent Class II directors: Martha O. Hesse, Henry R. Slack and Dennis McGlone. We currently expect that each of Ms. Hesse and Messrs. Slack and McGlone will be nominated by the Company for election at the Annual Meeting to a three-year term.

        The Nominees, if elected at the Annual Meeting, would hold office until the 2012 annual meeting of stockholders of the Company and until their respective successors have been duly elected and qualify. Each of the Nominees has consented to being named as a nominee in this proxy statement and, if elected, to serving as a director of the Company.

        We believe the Nominees are highly qualified to serve as directors on the Board and are independent within the meaning of the listing standards of the NYSE and the Corporate Governance Guidelines of the Company. In addition, we believe that the Nominees are independent under the heightened independence standards applicable to audit committee members under the rules of the NYSE and the SEC. None of the Nominees is affiliated with CF or any subsidiary of CF or has any relationship with CF (except for his agreement to serve as a Nominee, as described in this proxy statement under "Arrangements between CF Holdings and the Nominees" below).

        In addition, each of the Nominees understands that, if elected as a director of the Company, each Nominee would have an obligation to act in the best interests of the Company in accordance with his duties as a director. The only commitment given to us by the Nominees with respect to their service on the Board, if elected, and the only such commitment we have sought from the Nominees, is each Nominee's acknowledgement that his activities and decisions as a director of the Company, if elected, will be governed by applicable law and be subject to his duties to the Company. Each of the Nominees has specifically acknowledged that there is not, and cannot be, any agreement between any of them and CF regarding the decisions that they will make as a director of the Company. Accordingly, we expect that the Nominees will exercise their independent judgment in all matters before the Board in accordance with their duties to the Company.

        On January 15, 2009, we announced that we had made a proposal to the Company to acquire all of the outstanding common shares of the Company at a fixed exchange ratio of 0.4235 shares of CF Holdings common stock, par value $0.01 per share, for each common share of the Company. On February 23, 2009, we commenced an exchange offer for all of the outstanding common shares of the Company at the exchange ratio set forth in our proposal. On March 9, 2009, we announced that we would be prepared to enter into a negotiated merger agreement with the Company that provides for an exchange ratio based on $27.50 for each common share of the Company, with an exchange ratio of not less than 0.4129 of a CF Holdings share and not more than 0.4539 of a CF Holdings share for each common share of the Company.

        We are soliciting your vote because we believe that the current directors of the Company are not acting, and will not act, in what we believe to be your best interests with respect to our proposal for a business combination with the Company. Under Maryland law, we are unable to complete the proposed business combination unless the transaction is approved by the Board, and we have repeatedly expressed a desire to enter into negotiations with the Company regarding a business combination. The Board, however, has rejected the proposed transaction and has been unwilling to negotiate with us.

        We nominated the Nominees and are sending you this proxy statement and accompanying BLUE proxy card to give you a direct voice with respect to our proposal for a business combination with the Company. We believe that the election of the Nominees will demonstrate that the Company's stockholders support a combination with us and want the Company to enter into negotiations with us.

        The election of our Nominees is also an important step toward a possible transaction because we anticipate that if the Nominees are elected, they would seek to maximize stockholder value and, in reviewing the proposed business combination transaction, would act in the best interests of the Company in accordance with their duties as directors. If elected, the Nominees could also take steps to try to persuade the other Board members to support and facilitate our proposal should the Nominees, as new directors, deem it appropriate in the exercise of their duties to the Company. In short, we believe the Nominees will do a better job of ensuring that your best interests are being served.

        We are not seeking control of the Board at the Annual Meeting, and there can be no assurance that, if the Nominees are elected, they would take any action to cause the Board to approve a business combination with us. The Nominees, if elected, will serve with the Company's other five directors and thus will not constitute a majority of the Board.

        Although we have no reason to believe that any of the Nominees would be unable or unwilling to serve as a director of the Company, if any of the Nominees is unable to serve or for good cause will not serve as a director of the Company, the shares represented by the enclosed BLUE proxy card will be voted for the election of such other nominee or nominees as may be designated by us. In our notice to the Company nominating the Nominees, we reserved the right to make such substitute nominations. Although the Company has advised us of its position that its advance notice bylaws do not permit the nomination of such substitute nominees, we have informed the Company that we disagree with such position and continue to reserve our right to nominate such substitute persons.

Information Regarding the Nominees

        The Nominees have furnished the following information regarding their principal occupations, business experience and certain other information.

Name and Business Address	Age	Principal Occupation or Employment during the Past Five Years
John N. Lilly Business Address: 80 South 8th Street 4900 IDS Center Minneapolis, MN 55402	55	Mr. Lilly is the President of John Lilly Strategic Insights, LLC, a consulting practice he began in 2002. His firm provides advisory services primarily to the financial services industry, private equity funds, venture capital investors and investment banks. Mr. Lilly began his career with The Procter & Gamble Company ("P&G") in 1976 and for over 22 years, worked on almost all of P&G's laundry, paper, food and beverage brands in multiple countries. In 1997, Mr. Lilly left P&G to join The Pillsbury Company in Minneapolis, first as President of Pillsbury North America and then as Chief Executive Officer of The Pillsbury Company worldwide. After Pillsbury became part of General Mills, Mr. Lilly started to work full time as an advisor. He has acted as a senior advisor to TPG Capital, Duff & Phelps, Lehman Brothers and Compass Advisers. Mr. Lilly was a member of the Board of Directors of Adams Respiratory Therapeutics, a publicly-traded manufacturer of OTC/Rx therapies for respiratory care, until it was sold to Reckitt Benckiser PLC in 2008. He is an advisor to LEK Consulting, LLC and a Trustee of the National Public Radio Foundation.
		Mr. Lilly received a B.A. in economics from Emory University in 1974 and an M.B.A. degree from Harvard Business School in 1976.

Name and Business Address	Age	Principal Occupation or Employment during the Past Five Years
David A. Wilson Business Address: 1600 Tysons Boulevard Suite 1400 McLean, VA 22102	67	Dr. Wilson has served, since 1995, as President and Chief Executive Officer of the Graduate Management Admission Council, a not-for-profit education association dedicated to creating access to graduate management and professional education that provides the Graduate Management Admission Test (GMAT). From 2002 to 2007, Dr. Wilson was a Director of Laureate Education, Inc. (formerly Sylvan Learning Systems, Inc.), an operator of an international network of licensed campus-based and online universities and higher education institutions, where he was Chairman of the Audit Committee beginning in 2003.
		From 1978 to 1994, Dr. Wilson was employed by Ernst & Young LLP (and its predecessor, Arthur Young & Company), serving as an Audit Principal through 1981, as an Audit Partner from 1981 to 1983 and thereafter in various capacities including Managing Partner, National Director of Professional Development, Chairman of Ernst & Young's International Professional Development Committee and as a Director of the Ernst & Young Foundation. From 1968 to 1978, Dr. Wilson served as a faculty member at Queen's University (1968-1970), the University of Illinois at Urbana-Champaign (1970-1972), the University of Texas (1972-1978), where he was awarded tenure, and Harvard University's Graduate School of Business (1976-1977).
		Dr. Wilson holds a B. Com. from Queen's University, an M.B.A. degree from the University of California, Berkeley, and a Ph.D. in accounting from the University of Illinois at Urbana-Champaign. Dr. Wilson is a Certified Public Accountant and Fellow Chartered Accountant (Canada).
Irving B. Yoskowitz Business Address: 1825 Eye Street, NW Washington, DC 20006	63	Mr. Yoskowitz is currently Senior Counsel at the law firm of Dickstein Shapiro LLP and a Senior Partner of Global Technology Partners, LLC ("GTP"), an investment banking and consulting firm focusing on the aerospace, defense and technology sectors. From 2005 to 2008, he was Executive Vice President and General Counsel of Constellation Energy Group, Inc., the parent company of Baltimore Gas and Electric Company, an electric and gas public utility. From 1998 to 2005, Mr. Yoskowitz was a Senior Partner of GTP, and from 2001 to 2005, Mr. Yoskowitz also served as Senior Counsel at the law firm of Crowell & Moring LLP. From 1981 to 1998, Mr. Yoskowitz served as Executive Vice President and General Counsel of United Technologies Corporation ("UTC"), a provider of high technology products and services to the building systems and aerospace industries. Prior to joining UTC in 1979, Mr. Yoskowitz held a number of positions with International Business Machines Corporation, including general counsel to two business units.

Name and Business Address	Age	Principal Occupation or Employment during the Past Five Years
Mr. Yoskowitz began his career as a Systems Analyst in the Office of the Secretary of Defense from 1969 to 1971 while on active duty as an officer in the United States Army. During his career, Mr. Yoskowitz has served on a number of private and public company boards. Since 2006, Mr. Yoskowitz has served as a Director of Wyle Holdings, Inc. From 2007 to 2008, he was a Director and member of the Audit and Compensation Committees of Darwin Professional Underwriters, Inc., a holding company whose subsidiaries engaged in insurance underwriting and distribution in the specialty commercial property-casualty insurance market. He was also a Director of Equant, NV (1998-2005), Sirva, Inc. (2004-2005), BBA Group, plc (1995-2004) and Executive Risk Insurance, Inc. (1996-1999).
Mr. Yoskowitz holds a B.B.A. in economics from the City College of New York, a J.D. from Harvard Law School and attended the London School of Economics from 1971 to 1972 as a Knox Fellow from Harvard University.

Arrangements between CF Holdings and the Nominees

        Each Nominee has entered into a letter agreement with CF Holdings agreeing to stand for election as a Nominee in our proxy solicitation relating to the Annual Meeting (the "Proxy Solicitation") and, if elected, to serve as a director of the Company for a three-year term and until his successor is duly elected and qualifies (in each case, a "Nomination Agreement"). In consideration of this agreement, whether or not a Nominee is elected to the Board, CF Holdings will pay each Nominee a one-time fee of up to $50,000 in cash, payable in two installments as follows: (i) $25,000 upon submission of the name of the Nominee to the Company by delivery of written notice, which fee was paid by CF Holdings on or about February 4, 2009, and (ii) $25,000 upon the earlier of (A) the mailing to the Company's stockholders of this proxy statement in definitive form in connection with the Proxy Solicitation; or (B) the Nominee having to spend any substantial period of time (as reasonably determined by CF Holdings) in connection with serving as a Nominee as described in the Nomination Agreement (collectively, the "Fee"). The second installment of the Fee is reimbursable to CF Holdings if a Nominee voluntarily withdraws from serving as a nominee or otherwise refuses to serve as a director of the Company if elected to be a director. CF Holdings has also agreed to reimburse each Nominee for his reasonable and documented out-of-pocket expenses incurred by such Nominee in connection with serving as a Nominee in the Proxy Solicitation (including travel expenses, if any, and the reasonable legal fees and expenses of counsel).

        Each Nomination Agreement contains an acknowledgement by CF Holdings and the Nominee subject thereto that, should such Nominee be elected to the Board, all of such Nominee's activities and decisions as a director of the Company will be governed by applicable law and be subject to his duties to the Company and, as a result, there is not, and cannot be, any agreement between such Nominee and CF Holdings that governs the decisions that such Nominee will make as a director of the Company.

        In consideration of the Nominees' respective undertakings in each Nomination Agreement, CF Holdings has agreed to indemnify and hold each Nominee harmless from any and all liabilities, losses, claims, damages, suits, actions, judgments and reasonable costs and expenses actually incurred (including reasonable attorneys' fees and expenses and costs and expenses) resulting from, based upon, arising out of or relating to (i) serving as a Nominee; (ii) being a participant in connection with the Proxy Solicitation; (iii) being otherwise involved in the Proxy Solicitation as a Nominee; or (iv) serving as a director of the Company, but (x) such indemnification pursuant to this item (iv) will be extended only to the extent that the Company has declined or failed to indemnify a Nominee, or to provide such

Nominee with liability insurance coverage, to the same extent as other directors of the Company and (y) the indemnification pursuant to this item (iv) will (1) be limited to those matters as to which the Company could provide indemnification to such Nominee as a director under applicable law and (2) terminate with respect to occurrences taking place after the earlier of (A) the date that the Company offers to enter into an indemnification agreement with such Nominee on substantially the same terms as those made available to the Company's other directors and (B) the expiration of such Nominee's initial term as a director of the Company; provided, however, that CF Holdings will not be liable in any such case to the extent that any such losses incurred by a Nominee are found in a final judgment by a court, not subject to further appeal, to have arisen out of any false or misleading written information supplied by such Nominee for inclusion in any filings made with any federal or state governmental agency, including the Proxy Solicitation materials, or to have resulted from bad faith, willful misconduct or gross negligence on such Nominee's part.

Compensation of the Company's Directors

        If elected to the Board, the Nominees will not receive any form of compensation, and will receive indemnification only to the extent and upon the limited conditions described above, from us for their service as directors of the Company. They will, however, receive whatever compensation the Board has established for non-employee directors of the Company unless and until the Board determines to change such compensation. The following discussion summarizes the Company's compensation and indemnification of directors based solely on the Company's preliminary proxy statement on Schedule 14A, filed with the SEC on March 10, 2009.

        Under the Company's director compensation policy, in 2008, the Chairman of the Board received an annual cash retainer of $100,000 (paid quarterly). The other non-employee directors of the Company each received an annual retainer of $27,500 (paid quarterly) and meeting fees of $1,250 per meeting attended, including committee meetings. The Chairman of the Audit Committee received an additional annual cash retainer of $10,000 (paid quarterly) and the Chairman of the Nominating and Corporate Governance Committee and the Chairman of the Compensation Committee, each received an additional annual cash retainer of $4,000 (paid quarterly), in each case for serving as committee chairs. The Company reimburses all directors for reasonable travel and other necessary business expenses incurred in the performance of their services for the Company. Non-employee directors do not receive any additional payments or perquisites.

        Each director who is not an employee of the Company is also provided each year with equity grants of fully vested common shares of the Company. The number of shares awarded is determined by reference to a fixed dollar amount divided by the share price of Company common shares for the previous twenty trading days immediately preceding the date of grant, rounded up to the next whole share. The dollar value used in the numerator is $150,000 for all non-employee directors except for the Chairman of the Board, in which case the numerator is $225,000. Each newly elected outside director will receive, simultaneously with his or her election to the Board, an initial grant of common shares of the Company that is equivalent to the annual equity grant described above.

        In addition to the above, the Company's Charter and Bylaws provide indemnification for its present or former officers and directors to the maximum extent permitted by law. In general, the Company will pay the costs of legal defense, settlements or judgments on behalf of an officer or director relating to actions taken in the course of employment or service with the Company, as long as such actions meet applicable standards. The Company has entered into Indemnity Agreements with the executive officers and directors, including the named executive officers. The agreements provide the maximum indemnity available under Maryland General Corporation Law, which is substantially the same as that provided under the Company's Charter and Bylaws, and provide for certain procedural requirements in order to obtain indemnification, the timing of required determinations, indemnification payments, advancement of expenses and the rights of officers and directors in the event that the Company fails to provide indemnification or to advance expenses.

Interests of the Nominees

        We expect that each of the Nominees, if elected, will be entitled to receive compensation customarily paid by the Company to its non-employee directors. We expect that each of the Nominees, if elected, will be indemnified for service as directors of the Company to the same extent indemnification is provided to the current directors of the Company and that such Nominees will be covered by the Company's director and officer liability insurance.

        Other than as described in this proxy statement, none of the Nominees has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

        The Nominees have furnished additional information located on Annex A to this proxy statement.

WE STRONGLY URGE YOU TO VOTE "FOR" AND TO USE THE BLUE PROXY CARD TO AUTHORIZE A PROXY TO VOTE "FOR" THE ELECTION OF JOHN N. LILLY, DAVID A. WILSON AND IRVING B. YOSKOWITZ TO SERVE AS CLASS II DIRECTORS ON THE BOARD.

        Do not return any WHITE proxy card you may receive from the Company or otherwise authorize a proxy to vote your shares for the Company's nominees. If you have already submitted a WHITE proxy card that may have been sent to you by the Company or otherwise authorized a proxy to vote your shares for the Company's nominees, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign and return the enclosed BLUE proxy card in the postage-paid envelope provided. Only your latest dated proxy will be counted.

PROPOSAL 2: RATIFICATION OF SELECTION OF
INDEPENDENT ACCOUNTANTS

        The Company has proposed that its stockholders ratify the Audit Committee's selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2009. We do not object to the ratification of the Audit Committee's selection of Deloitte & Touche LLP and recommend that you vote "FOR" this proposal. Additional information regarding this proposal will be contained in the Company's proxy statement.

OTHER MATTERS

        We do not know of any other matters to be presented for approval by the Company's stockholders at the Annual Meeting. If, however, other matters are properly presented, the persons named in the enclosed BLUE proxy card will vote the common shares of the Company represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

        CF Composite intends to vote all of its common shares of the Company at the Annual Meeting FOR the election of our Nominees and FOR the Company's proposal to ratify the selection by the Audit Committee of the firm of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2009.

VOTING AND PROXY PROCEDURES

Securities Entitled to Vote

        According to publicly available information, the only securities eligible to be voted at the Annual Meeting are common shares of the Company. Only stockholders at the close of business on the record date,                , 2009, are entitled to vote. Each common share represents one vote, and all shares vote together as a single class. If you are a stockholder of record as of the record date, you will retain your right to vote, even if you sell your shares after the record date. According to information provided to us by the Company, there were approximately                common shares issued and outstanding as of the record date and entitled to vote at the Annual Meeting.

Quorum; Vote Required

        The quorum and voting requirements set forth below are based on current Article II, Sections 2.05 and 2.07, of the Bylaws.

        The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the Annual Meeting constitutes a quorum. Stockholders are entitled to one vote per common share.

        A majority of all the votes cast at the Annual Meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting, except as otherwise provided by law or by the Company's charter, and except that a plurality of all the votes cast at the Annual Meeting at which a quorum is present is sufficient to elect a director.

        In the election of directors, every stockholder has the right to vote each common share of the Company owned by such stockholder on the record date for as many persons as there are directors to be elected and for whose election the share is entitled to vote. Cumulative voting is not permitted. To be elected, a director-nominee must receive a plurality of the votes cast at the Annual Meeting on the matter. Accordingly, the three nominees who receive the greatest number of votes cast by the Company's stockholders represented in person or by proxy at the Annual Meeting will be elected as directors. Abstentions, votes withheld and broker non-votes will not be counted as votes cast for such purpose and therefore will have no effect on the results of the election of directors.

        Proposal 2, to ratify the selection by the Audit Committee of the Company's independent registered public accounting firm for 2009, and any other matter that properly comes before the Annual Meeting, require the approval of a majority of the votes cast at the Annual Meeting on the matter. Abstentions and broker non-votes will not be counted as votes cast for such purposes and therefore will have no effect on the results of the vote on Proposal 2 or any such other matters.

Voting by Proxy

        Please authorize a proxy to vote by signing and returning the enclosed BLUE proxy card in the postage-paid envelope provided.

        If you return a signed BLUE proxy card without providing voting instructions, your common shares of the Company will be voted: (1) FOR the election of each of the Nominees as a Class II director; and (2) FOR the Company's proposal to ratify the Audit Committee's selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2009.

        We do not know of any other matters to be presented for approval by the Company's stockholders at the Annual Meeting. If, however, other matters are properly presented, the persons named as proxies in the enclosed BLUE proxy card will vote the shares represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

        Your vote is very important. If you do not plan to attend the Annual Meeting, we encourage you to read this proxy statement and sign and return your completed BLUE proxy card prior to the Annual Meeting so that your shares will be represented and voted in accordance with your instructions. Even if you plan to attend the Annual Meeting in person, we recommend that you authorize a proxy to vote your shares in advance as described above so that your vote will be counted if you later decide not to attend the Annual Meeting.

Revocation of Proxies

        You may revoke your proxy at any time prior to its exercise by attending the Annual Meeting and voting in person, by mailing a validly executed, later dated proxy card or by submitting a written notice of revocation to either (A) CF Industries Holdings, Inc., care of Innisfree M&A Incorporated, 501 Madison Street, 20th Floor, New York, NY 10022, or (B) the Company's Vice President, General Counsel and Corporate Secretary at the principal executive offices of the Company at Terra Centre, 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000. Attending the Annual Meeting alone without taking one of the actions above will not revoke your proxy. A revocation may be in any written form validly signed by the record holder or an authorized agent of the record holder as long as it clearly states that the proxy previously given is no longer effective. Stockholders who hold their shares in "street name" with a bank, brokerage firm, dealer, trust company or other nominee will need to notify the person responsible for their account to revoke or withdraw previously given instructions. Unless revoked in the manner set forth above and subject to the foregoing, duly authorized proxies in the form enclosed will be voted at the Annual Meeting in accordance with your instructions. We request that a copy of any revocation sent to the Company or any revocation notification sent to the person responsible for a bank or brokerage account also be sent to us, care of Innisfree M&A Incorporated, at the address listed above, so that we may be aware of any revocation of a proxy.

        Do not return any WHITE proxy card you may receive from the Company or otherwise authorize a proxy to vote your shares for the Company's nominees. If you have already submitted a WHITE proxy card that may have been sent to you by the Company or otherwise authorized a proxy to vote your shares for the Company's nominees, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign and return the enclosed BLUE proxy card in the postage-paid envelope provided. Only your latest dated proxy will be counted.

        By submitting your proxy to vote to us by executing the enclosed BLUE proxy card, you are revoking all prior proxies you have previously given with respect to the Annual Meeting.

Attending the Annual Meeting

        You are entitled to attend the Annual Meeting only if you are a stockholder of record or a beneficial owner as of the close of business on the record date,                , 2009, or if you hold a valid proxy for the Annual Meeting.

        If you hold your common shares of the Company in "street name" with a bank, brokerage firm, dealer, trust company or other nominee, then your name will not appear in the Company's register of stockholders. Those shares are held in your nominee's name, on your behalf, and your nominee will be entitled to vote your shares. In order for you to attend the Annual Meeting, you must bring a letter or account statement showing that you beneficially own the shares held by the nominee, as well as proper photo identification. Note that even if you attend the Annual Meeting, you cannot vote the shares that are held by your nominee unless you have a proxy from your nominee. Rather, you should promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a BLUE proxy card is submitted on your behalf.

NO APPRAISAL OR DISSENTER'S RIGHTS

        Stockholders of the Company will not have rights of appraisal or similar dissenter's rights with respect to any of the matters identified in this proxy statement to be acted upon at the Annual Meeting.

SOLICITATION OF PROXIES

        Proxies may be solicited by mail, telephone, facsimile, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person. We have retained Innisfree M&A Incorporated ("Innisfree") for solicitation and advisory services in connection with solicitations relating to the Annual Meeting, for which Innisfree is anticipated to receive a fee of up to approximately $                . Up to                people may be employed by Innisfree to solicit the Company's stockholders for the Annual Meeting. Innisfree is also serving as information agent in connection with our exchange offer for the common shares of the Company and providing us with advisory services in connection with Agrium's proposal to acquire us. Innisfree is receiving a customary monthly retainer for its advisory and information agent services. We have also agreed to reimburse Innisfree for out-of-pocket expenses and to indemnify Innisfree against certain liabilities and expenses, including legal fees and related charges.

        Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of common shares of the Company held as of the record date of the Annual Meeting. We will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith. In addition, directors, executive officers and certain other employees of CF Holdings may solicit proxies as part of their duties in the normal course of their employment without any additional compensation.

        The entire expense of soliciting proxies for the Annual Meeting by us or on our behalf is being borne by us and we will not seek reimbursement of those costs from the Company. The total expenditures incurred by us to date in connection with this solicitation are approximately $                . We anticipate that the total expenses we will incur in furtherance of, or in connection with, the solicitation of proxies for the Annual Meeting will be approximately $                 million. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation.

        Morgan Stanley and Rothschild are acting as our financial advisors in connection with the proposed business combination between the Company and us and in connection with Agrium's proposal to acquire us, for which services Morgan Stanley and Rothschild will receive customary compensation. We also have agreed to reimburse Morgan Stanley and Rothschild for reasonable expenses (including reasonable fees and disbursements of counsel) incurred in connection with their engagement, and to indemnify Morgan Stanley and Rothschild, any controlling person of Morgan Stanley or Rothschild, as the case may be, and each of their respective directors, officers, employees, agents and affiliates against specified liabilities.

        Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of CF Holdings, the Company or any other company, or any currency or commodity, that may be involved in the proposed acquisition of the Company, or any related derivative instrument.

        Rothschild is a member of the Rothschild Group, a global investment banking firm involved in a wide range of financial advisory, investment banking and debt advisory businesses including advice with respect to mergers and acquisitions, restructurings, bankruptcies, private placements of debt and equity and other activities relating to private banking and private trust. In the ordinary course of Rothschild's financial advisory activities, Rothschild or its affiliates may hold positions for its own account or the accounts of its clients in equity, debt or other securities of CF Holdings or any other company that may be involved in the transaction.

        Neither Morgan Stanley nor Rothschild admits that it, any controlling person of Morgan Stanley or Rothschild, as the case may be, or any of their respective directors, officers, employees, agents or affiliates is a "participant," as defined in Schedule 14A promulgated under the Exchange Act, in the solicitation of proxies for the Annual Meeting, or that Schedule 14A requires the disclosure of certain information concerning them. None of Morgan Stanley, Rothschild or any of the foregoing persons will receive any fee for, or in connection with, any solicitation activities in addition to the fees each of Morgan Stanley and Rothschild is otherwise entitled to receive under its engagement as financial advisor to us.

CERTAIN INFORMATION REGARDING CF HOLDINGS AND CF COMPOSITE

        CF Holdings is a corporation incorporated under the laws of the State of Delaware. CF Holdings, headquartered in Deerfield, Illinois, is the holding company for the operations of CF Industries. CF Industries is a major producer and distributor of nitrogen and phosphate fertilizer products. CF Industries operates world-scale nitrogen fertilizer plants in Donaldsonville, Louisiana and Medicine Hat, Alberta, Canada; conducts phosphate mining and manufacturing operations in Central Florida; and distributes fertilizer products through a system of terminals, warehouses and associated transportation equipment located primarily in the midwestern United States. CF Holdings also owns a 50% interest in KEYTRADE AG, a global fertilizer trading organization headquartered near Zurich, Switzerland. The principal offices of CF Holdings are located at 4 Parkway North, Suite 400, Deerfield, Illinois 60015-2590, and its telephone number is (847) 405-2400.

        CF Composite is a New York corporation and a direct, wholly-owned subsidiary of CF Industries, which in turn is a direct, wholly-owned subsidiary of CF Holdings. CF Composite has not carried on any activities other than in connection with the purchase of 1,000 common shares of the Company as described in this proxy statement. The principal offices of CF Composite are located at 4 Parkway North, Suite 400, Deerfield, Illinois 60015-2590, and its telephone number is (847) 405-2400.

        Additional information regarding CF Holdings and CF Composite is set forth on Annex A to this proxy statement.

STOCKHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING

        As of the date of this proxy statement, the Company has not disclosed the dates prior to which notices of nominations for election to the Board or stockholder proposals in respect of the 2010 annual meeting of stockholders of the Company must be delivered to the Company. We believe that, in determining these dates, the principles below will apply.

        Under Rule 14a-8 of the Exchange Act, in order for stockholder proposals to be considered for inclusion in the Company's proxy statement for the 2010 annual meeting of stockholders, such proposals must be received by the Company at its principal executive offices not less than 120 calendar days before the anniversary of the date of the Company's proxy statement released to stockholders in connection with the 2009 annual meeting. If an annual meeting is not held in 2009 or the date of the 2010 annual meeting varies by more than 30 days from the date of the 2009 annual meeting, the Company will be required to establish a deadline a reasonable time prior to printing and mailing its proxy materials for the 2010 annual meeting.

        Under current Article II, Section 2.10(a)(2), of the Bylaws, a stockholder who wishes to (i) submit proposals for business at the next annual meeting that are not intended for inclusion in the Company's proxy statement for that meeting pursuant to Rule 14a-8 of the Exchange Act, or (ii) nominate directors for election at an annual meeting, must ensure that a notice containing the disclosure specified in Article II, Section 2.10(a)(2), of the Bylaws is delivered to the Secretary of the Company at the principal executive offices of the Company not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year's annual meeting; provided, however, that, in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which public announcement of the date of such meeting is first made by the Company. To be timely with respect to the 2010 annual meeting of stockholders of the Company, such notice must be received by the Corporate Secretary at the Company's principal executive offices not earlier than                        and not later than                . Such advance notice deadline would also generally be the deadline for "timely" proposals made in accordance with Rule 14a-4(c) under the Exchange Act.

CERTAIN ADDITIONAL INFORMATION

        Information regarding security ownership of certain beneficial owners and management of the Company is included on Annex B to this proxy statement.

        The information concerning the Company contained in this proxy statement and Annex B attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this proxy statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify any such information or statements.

        This proxy statement is dated                , 2009. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, and the mailing of this proxy statement to stockholders shall not create any implication to the contrary.

        You are advised to read this proxy statement and other relevant documents when they become available because they will contain important information. You may obtain a free copy of this proxy statement and other relevant documents that we file with the SEC at the SEC's web site at http://www.sec.gov or by calling Innisfree M&A Incorporated at the address and phone numbers indicated above.

        Please refer to the Company's proxy statement and annual report when filed with the SEC for certain additional information and disclosure required to be made by the Company in connection with the Annual Meeting in accordance with applicable law.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements contained in this proxy statement may constitute "forward-looking statements" within the meaning of the federal securities laws, except in connection with CF Holdings' proposed exchange offer to acquire the outstanding shares of the Company. Stockholders should be aware that these forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction include: the Company's failure to accept our proposal and enter into definitive agreements to effect the transaction; our ability to obtain stockholder, antitrust, regulatory and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Holdings following completion of the proposed transaction; our ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; our ability to promptly and effectively integrate the businesses of the Company and CF Holdings; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the SEC. Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

ANNEX A—ADDITIONAL INFORMATION
REGARDING PARTICIPANTS IN THE SOLICITATION

        This Annex A sets forth certain information concerning each Nominee, CF Holdings, CF Composite and certain other persons identified in this Annex A (the "Other Participants" and collectively, together with the Nominees, CF and CF Composite, the "Participants"), who are participants in the solicitation of proxies from stockholders of the Company by CF Holdings or CF Composite in connection with the Annual Meeting. Capitalized terms used but not otherwise defined in this Annex A have the meaning ascribed to them in the proxy statement to which this Annex A is attached. The terms "associate," "affiliate" and "participant" used in connection with the statements in this Annex A have the meaning ascribed to them in the Exchange Act.

A.    NOMINEES

        Other than as disclosed in this proxy statement, there is no arrangement or understanding between any of the Nominees and any other person(s) pursuant to which any such Nominee was or is to be selected as a director or nominee of the Company.

        During the past ten years, none of the Nominees has been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors).

        None of the Nominees, or any associate of any Nominee, owns beneficially, directly or indirectly, any securities of the Company.

        None of the Nominees owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company.

        None of the Nominees owns any securities of the Company of record but not beneficially.

        None of the Nominees has purchased or sold within the past two years any securities of the Company.

        None of the Nominees is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

        None of the Nominees, or any of their respective associates or immediate family members (as such term is described in Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended ("Regulation S-K")), has had since the beginning of the Company's last fiscal year, a direct or indirect material interest in any transaction or currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $100,000.

        Other than as described in this proxy statement, none of the Nominees, or any associate of any of the Nominees, has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

        There are no material proceedings to which any Nominee, or any associate of any such Nominee, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

        There are no family relationships (as such term is defined in Item 401(d) of Regulation S-K) between any of the Nominees or between any of the Nominees and any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer.

        None of the Nominees has any position or office with the Company and no occupation or employment with which the Nominees have been involved during the past five years was carried on with the Company or any corporation or organization that is a parent, subsidiary or other affiliate of the Company. None of the Nominees has ever served on the Board.

        None of the Nominees has been involved in any legal proceedings during the past five years that would be required to be disclosed under Item 401(f) of Regulation S-K.

        None of the Nominees, or any associate of any Nominee, has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K.

B.    PERSONS MAKING THE SOLICITATION AND OTHER PARTICIPANTS

        The solicitation for election of the Nominees will be made by CF Holdings and CF Composite. For information regarding CF Holdings and CF Composite, please see the section entitled "Certain Information Regarding CF Holdings and CF Composite" of the proxy statement to which this Annex A is attached. Information regarding the Other Participants is set forth below.

        Under the applicable regulations of the SEC, directors, executive officers and certain other employees of CF are participants in the solicitation of proxies from stockholders of the Company by CF Holdings or CF Composite in connection with the Annual Meeting. The following tables set forth the name and current principal occupation or employment of each director, executive officer and other employee of CF who is a participant. Unless otherwise indicated, (i) the current business address of each person is care of CF Industries Holdings, Inc., 4 Parkway North, Suite 400, Deerfield, Illinois 60015-2590 and (ii) each occupation set forth opposite an individual's name refers to employment with CF Holdings.

DIRECTORS

Name	Present Position with CF Holdings or Other Principal Occupation or Employment	Business Address (if other than CF Holdings)
Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer Director and President, CF Composite
Robert C. Arzbaecher	Director Chairman of the Board, President and Chief Executive Officer, Actuant Corporation, a manufacturer and marketer of industrial products and systems	13000 West Silver Spring Drive Butler, Wisconsin 53007
Wallace W. Creek	Director Director, Columbus McKinnon Corporation, a manufacturer of material handling products

Name	Present Position with CF Holdings or Other Principal Occupation or Employment	Business Address (if other than CF Holdings)
William Davisson	Director Chief Executive Officer, GROWMARK, Inc., a regional cooperative providing agriculture-related products and services and grain marketing	1701 Towanda Avenue Bloomington, Illinois 61701
Stephen A. Furbacher	Director
David R. Harvey	Director Chairman of the Board, Sigma-Aldrich Corporation, a manufacturer and distributor of biochemical and organic chemicals	6000 North Teutonia Avenue Milwaukee, Wisconsin 53209
John D. Johnson	Director President and Chief Executive Officer, CHS Inc., a diversified energy, grains and foods company	5600 Cenex Drive Inver Grove Heights, Minnesota 55077
Edward A. Schmitt	Director

EXECUTIVE OFFICERS

Name	Present Position with CF Holdings
Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer Director and President, CF Composite
Anthony J. Nocchiero	Senior Vice President and Chief Financial Officer Director and Vice President, CF Composite
David J. Pruett*	Senior Vice President, Operations
Douglas C. Barnard	Vice President, General Counsel, and Secretary Director, Vice President and Secretary, CF Composite
Bert A. Frost	Vice President, Sales and Market Development
Richard A. Hoker	Vice President and Corporate Controller
Wendy S. Jablow Spertus	Vice President, Human Resources
Philipp P. Koch	Vice President, Supply Chain
W. Anthony Will**	Vice President, Corporate Development Vice President and Assistant Secretary, CF Composite

*
As reported on CF Holdings' Current Report on Form 8-K filed with the SEC on February 10, 2009, Mr. Pruett is leaving CF Holdings effective March 31, 2009.

**
Effective as of March 31, 2009, Mr. Will will become Vice President, Manufacturing and Distribution.

 OTHER EMPLOYEE PARTICIPANTS

Name and Business Address	Present Position with CF Holdings
Glen N. Buckley	Director, Agribusiness Analysis
Stephen G. Chase	Vice President, Corporate Planning
Charles A. Nekvasil	Director, Public and Investor Relations
Rosemary L. O'Brien	Vice President, Public Affairs

C.    OTHER INFORMATION CONCERNING CF HOLDINGS, CF COMPOSITE AND OTHER PARTICIPANTS

        During the past ten years, none of CF Holdings, CF Composite or any of the Other Participants has been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors).

        On the record date for the Annual Meeting, CF Composite was the record and beneficial owner of 1,000 common shares, without par value, of the Company. CF Composite is a direct, wholly-owned subsidiary of CF Industries, and CF Industries is a direct, wholly-owned subsidiary of CF Holdings. By virtue of this ownership, CF Holdings and CF Industries beneficially own the 1,000 common shares of the Company held of record and beneficially by CF Composite. Glen N. Buckley, Director, Agribusiness Analysis of CF Holdings, and Charles A. Nekvasil, Director, Public and Investor Relations of CF Holdings, beneficially own 70 and 300 common shares of the Company, respectively. Each of these holdings represents less than 1% of the outstanding common shares of the Company as of the date hereof. No part of the purchase price or market value of these common shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares.

        Except as set forth above, (i) none of CF Holdings, CF Composite, any of the Other Participants or any of their respective associates, owns beneficially, directly or indirectly, any securities of the Company; (ii) none of CF Holdings, CF Composite or any of the Other Participants owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; and (iii) none of CF Holdings, CF Composite or any of the Other Participants owns any securities of the Company of record but not beneficially.

        None of CF Holdings, CF Composite or any of the Other Participants is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

        Other than as described in this Notice, none of CF, CF Composite, any of the Other Participants or any of their respective associates or immediate family members (as applicable, and as such term is described in Item 404(a) of Regulation S-K), has had since the beginning of the Company's last fiscal year, a direct or indirect material interest in any transaction or currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000.

        The Company leases storage space at CF Industries' distribution facility in Fremont, Nebraska. Under the lease, the Company pays CF Industries a fixed monthly rent, plus additional amounts based on the amount of product moved through the facility. The term of the lease runs through June 2009. During 2008, the Company paid CF Industries approximately $160,000 pursuant to this arrangement.

        During 2008, CF Industries paid the Company approximately $120,000 in connection with demurrage charges arising from a 2007 product shipment.

        CF Industries and the Company were parties to a product exchange agreement that terminated at the end of 2008. The agreement provided for the physical exchange of similar product between the parties on mutually satisfactory terms, and no cash payments were made between the parties pursuant to the agreement. During 2008, the parties engaged in a number of product exchanges pursuant to the exchange agreement. As a result of these exchanges, the Company supplied CF Industries, on a net basis, with approximately 9,600 tons of ammonia. During 2008, CF Industries' average selling price of ammonia was approximately $560 per ton.

        CF believes that the Nominees, if elected, will exercise their independent judgment on all matters before the Board in accordance with their duties to the Company and give consideration to CF Holdings' proposal for a business combination with the Company. To the extent the election of the Nominees may have an impact on CF Holdings' proposal for a business combination with the Company, CF Holdings and CF Composite could be considered to have an interest in the matters to be acted upon at the Annual Meeting.

        Other than as described in this proxy statement, none of CF Holdings, CF Composite, any of the Other Participants or any of their respective associates, has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

D.    TRANSACTIONS IN SHARES BY PERSONS ENGAGED IN SOLICITATION AND PARTICIPANTS (OTHER THAN THE NOMINEES)

        Other than as set forth in the table below, none of CF Holdings, CF Composite, any Nominee or any of the Other Participants has purchased or sold within the past two years any securities of the Company.

Participant	Type of Security	Date Purchased	Number of Shares	Price
CF Composite	common shares	20-Jan-09	1,000	$19.7240
Glen N. Buckley	common shares	28-Aug-08	70	$50.00
Charles A. Nekvasil	common shares	09-Oct-08	300	$21.60

E.    OTHER INFORMATION

        Other than as set forth in the Company's documents filed with the SEC, neither CF Holdings nor CF Composite knows of (i) any person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) who is the beneficial owner of more than five percent of any class of the Company's voting securities or (ii) any change in control of the Company within the last fiscal year.

ANNEX B—SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

        According to the Company's Schedule 14D-9, filed with the SEC on March 5, 2009, as of March 3, 2009, 99,700,706 common shares of the Company remained outstanding.

Common Share Ownership of Certain Beneficial Owners

        Based upon our review of publicly available SEC filings, including statements filed by the respective beneficial owners set forth below with the SEC pursuant to Sections 13(d) and 13(g) under the Exchange Act, to our knowledge, the stockholders set forth below beneficially owned, as of March 6, 2009, more than five percent of the outstanding common shares of the Company.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Shares(1)		Percentage of Class(2)
Barclays Global Investors, NA and other reporting entities 400 Howard Street San Francisco, California 94105	5,246,187	(3)	5.26%
TPG-Axon Capital Management, LP and other reporting entities 888 Seventh Avenue, 38th Floor New York, New York 10019	5,130,000	(4)	5.15%

(1)
The number of common shares of the Company listed above does not include shares of 4.25% Series A Cumulative Convertible Perpetual Preferred Shares of the Company. Unless otherwise indicated, beneficial ownership consists of sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares listed.

(2)
Unless otherwise indicated, percentages calculated based upon Company common shares outstanding as of March 3, 2009, as reported in the Company's Schedule 14D-9, and beneficial ownership of common shares as set forth in the statements on Schedule 13G filed by the respective beneficial owners with the SEC.

(3)
Based on a Schedule 13G, dated February 6, 2009 and filed with the SEC on February 5, 2009, jointly by Barclays Global Investors, NA ("BGI"), Barclays Global Fund Advisors ("BGFA"), Barclays Global Investors, Ltd ("BGI UK"), Barclays Global Investors Japan Limited ("BGI Japan"), Barclays Global Investors Canada Limited ("BGI Canada"), Barclays Global Investors Australia Limited ("BGI Australia") and Barclays Global Investors (Deutschland) AG ("BGI Deutschland" and, together with the other entities referenced above, "Barclays"). The Barclays Schedule 13G reports that (i) Barclays has (a) sole power to vote or direct the vote of 4,040,029 common shares and (b) sole power to dispose of or to direct the disposition of 5,246,187 common shares; and (ii) the shares reported therein are held by Barclays in trust accounts for the economic benefit of the beneficiaries of those accounts. The Barclays Schedule 13G also reports that BGI is a bank with sole voting power as to 2,570,807 common shares and sole dispositive power as to 3,115,308 common shares; BGFA is an investment advisor with sole voting power as to 1,338,249 common shares and sole dispositive power as to 1,914,926 common shares; BGI UK is a non-U.S. institution with sole voting power as to 39,143 common shares and sole dispositive power as to 124,123 common shares; BGI Japan is a non-U.S. institution with sole voting power as to 58,444 common shares and sole dispositive power as to 58,444 common shares; BGI Canada is a non-U.S. institution with sole voting power as to 30,105 common shares and sole dispositive power as to 30,105 common shares; and BGI Australia is a non-U.S. institution with sole voting power as to 3,281 common shares and sole dispositive power as to 3,281 common shares. The Barclays Schedule 13G also reports that BGI Deutschland, a non-U.S. institution, has no sole or shared voting or dispositive power as to any common shares. BGI and BGFA share the address listed above. BGI UK's address is Murray House, 1 Royal Mint Court, London EC3N 4HH; BGI Japan's address is Ebisu Prime Square Tower, 8th Floor, 1-1-39 Hiroo Shibuya-Ku, Tokyo 150-8402 Japan; BGI Canada's address is Brookfield Place, 161 Bay Street, Suite 2500, PO Box 614, Toronto, Ontario, Canada M5J 2S1; BGI Australia's address is Level 43, Grosvenor Place, 225 George Street, PO Box N43, Sydney, Australia NSW 1220; and BGI Deutschland's address is Apianstrasse 6, D-85774, Unterfohring, Germany.

(4)
Based on a Schedule 13G, dated and filed with the SEC on February 27, 2009, jointly by TPG-Axon Capital Management, LP ("TPG-Axon Management"), TPG-Axon Partners GP, LP ("PartnersGP"), TPG-Axon GP, LLC ("GPLLC"), TPG-Axon Partners, LP ("TPG-Axon Domestic"), TPG-Axon Partners (Offshore), Ltd. ("TPG-Axon Offshore"), Dinakar Singh LLC ("Singh LLC") and Mr. Dinakar Singh (together, "TPG-Axon"). The TPG-Axon Schedule 13G reports that TPG-Axon Management has shared voting and dispositive power as to 5,130,000 common shares; PartnersGP has shared voting and dispositive power as to 1,654,918 common shares; GPLLC has shared voting and dispositive power as to 5,130,000 common shares; TPG-Axon Domestic has shared voting and dispositive power as to 1,654,918 common shares; TPG-Axon Offshore has shared voting and dispositive power as to 3,475,082 common shares; Singh LLC has shared voting and dispositive power as to 5,130,000 common shares; and Mr. Singh has shared voting and dispositive power as to 5,130,000 common shares. TPG-Axon Management, as investment manager to TPG-Axon Domestic and TPG-Axon Offshore, has the power to direct the disposition and voting of the common shares held by TPG-Axon Domestic and TPG-Axon Offshore. PartnersGP is the general partner of TPG-Axon Domestic. GPLLC is the general partner of PartnersGP and TPG-Axon Management. Singh LLC is a managing member of GPLLC. Mr. Singh is the managing member of Singh LLC and in such capacity may be deemed to control Singh LLC, GPLLC and TPG-Axon Management, and therefore may be deemed the beneficial owner of the common shares held by TPG-Axon Domestic and TPG-Axon Offshore. Each of Singh LLC, GPLLC, PartnersGP and Mr. Singh disclaims beneficial ownership of all of the common shares reported on the TPG-Axon Schedule 13G. The address for each of the TPG-Axon entities, in addition to Mr. Singh, is as reported above, except that the address for TPG-Axon Offshore is c/o Goldman Sachs (Cayman) Trust Limited, PO Box 896GT, Harbour Centre, 2nd Floor, George Town, Grand Cayman, Cayman Islands, BWI.

Security Ownership of Management

        Based upon our review of publicly available SEC filings, to our knowledge, the (i) directors and named executive officers of the Company and (ii) the directors and all executive officers of the

Company as a group, beneficially owned, as of March 6, 2009, the number of common shares of the Company set forth below.

Name	Number of Common Shares Beneficially Owned(1)
D.E. Fisher	47,970
D.A. Fraser	31,550
M.O. Hesse	49,228
P.S. Janson	20,000
J.R. Kroner	20,100
D. McGlone	18,100
H.R. Slack	41,900
M.L. Bennett	588,931
D.D. Greenwell	83,460
J.D. Giesler	115,634
J.W. Huey	34,367
R.S. Sanders Jr.	105,339
Directors and all executive officers as a group (17 persons)	1,269,580

(1)
Each director or executive officer has sole voting and investment power over the shares shown as beneficially owned. Each director and named executive officer individually and beneficially owned less than one percent, and the directors and executive officers as a group owned 1.27%, of the issued and outstanding common shares of the Company as of the date indicated above. These share numbers include ownership of restricted common shares, which are subject to certain vesting conditions, and shares held under the Company's Employees' Savings and Investment Plan.

PRELIMINARY PROXY – SUBJECT TO COMPLETION

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PROXY FOR 2009 ANNUAL MEETING OF STOCKHOLDERS OF

TERRA INDUSTRIES INC.

THIS PROXY IS SOLICITED ON BEHALF OF

CF INDUSTRIES HOLDINGS, INC. AND CF COMPOSITE, INC.

AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF TERRA INDUSTRIES INC.

The undersigned stockholder of Terra Industries Inc., a Maryland corporation (the “Company”), hereby constitutes and appoints Anthony J. Nocchiero and Douglas C. Barnard, and each of them, as proxies and attorneys-in-fact, each with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2009 Annual Meeting of Stockholders of the Company to be held on                    ,                    , 2009, at                    , local time, at                    , and at any adjournments or postponements thereof (the “Annual Meeting”), and to vote all shares of common stock, without par value, of the Company that the undersigned would be entitled to vote at such meeting if then and there personally present. The undersigned hereby acknowledges receipt of the Proxy Statement of CF Industries Holdings, Inc. and CF Composite, Inc., dated                    , 2009.

This proxy, when properly executed, will only be voted as directed herein. If the undersigned submits a signed proxy without giving voting instructions with respect to the proposal(s) listed herein, the proxies will vote the undersigned’s proxy “FOR” such proposal(s) and in the discretion of the proxies on any other matter properly brought before the Annual Meeting.

This proxy revokes all prior proxies given by the undersigned with respect to the Annual Meeting.

YOUR VOTE IS VERY IMPORTANT – PLEASE VOTE YOUR PROXY TODAY

(continued and to be signed and dated on reverse side)

FORM OF PROXY CARD

PROXY SOLICITED BY CF INDUSTRIES HOLDINGS, INC. AND CF COMPOSITE, INC.

AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF TERRA INDUSTRIES INC.

2009 Annual Meeting of Stockholders of Terra Industries Inc.

To be Held on                    , 2009

YOUR VOTE IS IMPORTANT

Please take a moment now to authorize a proxy to vote your shares of common stock of Terra Industries Inc.

for the upcoming 2009 Annual Meeting of Stockholders

To vote, please complete, sign, date and return the proxy card in the envelope provided. If you have misplaced the postage-paid return envelope, you may mail the proxy card to: CF Industries Holdings, Inc., c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, NY 10150-5155.

TO SUBMIT A PROXY, PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

CF INDUSTRIES HOLDINGS, INC. AND CF COMPOSITE, INC. RECOMMEND THAT YOU VOTE “FOR” PROPOSALS 1 AND 2 BELOW.

PROPOSAL 1 – Election of Directors

To elect the nominees of CF Industries Holdings, Inc. and CF Composite, Inc., John N. Lilly, David A. Wilson and Irving B. Yoskowitz, to serve as Class II directors on the board of directors of the Company until the 2012 annual meeting of stockholders of the Company and until their successors are duly elected and qualify.

☐   FOR ALL

☐   WITHHOLD FROM ALL

☐   FOR ALL EXCEPT

INSTRUCTIONS: if applicable, to withhold authority to vote for any individual nominee(s), mark the “FOR ALL EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining nominees.

PROPOSAL 2 – Ratification of Independent Accountants for 2009

To ratify the selection by the Audit Committee of the Company of the firm of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for 2009.

FOR ☐	AGAINST ☐	ABSTAIN ☐

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE ON BEHALF OF THE UNDERSIGNED UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED.

Dated:

Signature of Stockholder	Signature of Stockholder (if held jointly)

Name and Title of Representative (if applicable)

Please sign exactly as your name or names appear on this proxy. If shares are held by joint tenants, both holders should sign. When signing as executor, administrator, attorney, trustee, guardian or other representative, please give full title as such. If signing on behalf of a corporation, please sign in full corporate name by an authorized officer. If signing on behalf of a partnership, please sign in full partnership name by an authorized person.

Important Notice Regarding the Availability of CF Holdings’ Proxy Materials for the

2009 Annual Meeting of Stockholders of Terra Industries Inc. to Be Held on               , 2009.

You can view the CF Holdings proxy statement on the Internet at: http://